CONTRATO DE EXPLORACIÓN CON OPCION A COMPRA

Entre PAN AMERICAN GOLDFIELDS LTD. (en adelante PAG), una sociedad organizada y constituida bajo las leyes de U.S.A., Estado de Colorado, 12303 Airport way, Suite 200, Broomfield, CO. USA 80021, representada en este acto por el Sr. Miguel Di Nanno, constituyendo domicilio especial a los efectos de las comunicaciones en: San Martin 3625, Barrio Melipal, 8400 Bariloche, Provincia de Rio Negro, Argentina; y COMPAÑIA MINERA ALTO RIO SALADO S.A., en adelante "TITULAR", una sociedad organizada y constituida bajo las leyes de la República Argentina, domiciliada en C. Pellegrini 739, PISO 7 of. B., Capital Federal, representada en este acto por su Presidente, el Sr. Roberto Milanese, (PAG y el TITULAR en adelante las "PARTES"):

CONIDERANDO:

a) Que PAG tiene experiencia en exploración, explotación y desarrollo minero.
b) Que PAG constituirá una sociedad en Argentina.
c) Que el TITULAR es el único dueño de las propiedades conocidas como CERRO DELTA, Eptes 9755-L-91, 9756-M-91 y Delta I 34-C-07 (en adelante LAS PROPIEDADES), localizada en el Dpto. General Sarmiento, Provincia de La Rioja, República Argentina, detallada en el mapa que se acompaña como Anexo I.
d) Que a los efectos del presente contrato, el término LAS PROPIEDADES comprende no solo las propiedades mineras detalladas en el ANEXO I sino cualquier otro pedimento, título o derecho minero que se incorpore como parte de las mismas como consecuencia de los trabajos exploratorios realizados por PAG dentro de LAS PROPIEDADES, los que serán automáticamente integrados a las mismas y sujetos a la presente Opción de Compra y a las demás estipulaciones del presente.

e) Que previo a la suscripción del presente contrato PAG ha tomado conocimiento del estado de los expedientes arriba mencionados.
f) Que el TITULAR tiene la intención de vender los derechos mineros de LAS PROPIEDADES.

g) Que PAG está interesado en LAS PROPIEDADES y eventualmente en adquirir la propiedad minera y la concesión de explotación sobre la misma.

Las partes acuerdan celebrar el presente contrato conforme las cláusulas que siguen:

CLAUSULA PRIMERA. OBJETO: a) a partir de la acreditación del monto de la primera cuota del cronograma del Anexo II en la cuenta bancaria del TITULAR COMPAÑÍA MINERA ALTO RIO SALADO S.A, CC 2389-6 180-2, Banco Galicia, el TITULAR concede a PAG los derechos de acceder y permanecer en el área de LAS PROPIEDADES para inspeccionar y efectuar las investigaciones y exploraciones que considere convenientes. A tal efecto LAS PROPIEDADES se entregan libres y desocupadas de personas y bienes que no tengan un derecho legal a permanecer allí, obligándose el TITULAR a mantener esta situación durante toda la vigencia del contrato.
b) El TITULAR se compromete a transferir la propiedad y todos los derechos y acciones inherentes a la titularidad de LAS PROPIEDADES a PAG cuando PAG a su

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sólo criterio, ejerza la Opción de Compra establecida en la CLAUSULA CUARTA del presente contrato.

Las partes concuerdan que los gastos notariales, de sellados y cánones que surjan de la firma del presente contrato estarán a cargo de PAG.

CLAUSULA SEGUNDA. RESCISION: El presente contrato podrá ser rescindido por PAG, en cualquier momento, previa comunicación fehaciente con treinta (30) días de anticipación. Si PAG decidiera rescindir el contrato, solo deberá pagar las cuotas conforme surge del ANEXO II que ya estuvieran vencidas o que vencieran dentro de los treinta (30) días de la fecha de la notificación de la rescisión al TITULAR. No debiendo PAG indemnización alguna al TITULAR por motivo de la rescisión del presente contrato.

CLAUSULA TERCERA. ENTREGA DE DOCUMENTACIÓN: El TITULAR entrega en este acto a PAG toda la documentación relativa a la titularidad de CERRO DELTA, así como documentación de cualquier otra índole que pudiera tener respecto de LAS PROPIEDADES, y de la cual declara que es toda la documentación existente, a fin que PAG pueda iniciar los trabajos de exploración y desarrollo de los yacimientos. Asimismo el TITULAR se compromete a colaborar con todos los trámites y/o suscribir toda la documentación que le fuera requerida por PAG a través de notificación fehaciente y/o a cuya suscripción el TITULAR se encontrara legalmente obligado, sea ante la Dirección de Minería de la Provincia y/o cualquier otra autoridad a efectos de mantener en buen estado la titularidad de LAS PROPIEDADES y/o a la obtención de otros derechos mineros que favorezcan el desarrollo de los trabajos que PAG realice en LAS PROPIEDADES. Durante la vigencia del contrato y en forma coincidente con los pagos , PAG deberá entregar formalmente copia de documentación nueva en las actuaciones administrativas y/o judiciales referentes a los derechos mineros. PAG se compromete a realizar sus mejores oficios a efectos de mantener vigente los derechos mineros en cabeza del TITULAR y objeto del presente contrato, asumiendo las obligaciones necesarias de conformidad al Código de Minería y legislaciones anexas, siendo la totalidad de los gastos que ello demande a cargo de PAG. Los yacimientos que se alumbren en la etapa de exploración serán inscriptos a nombre del TITULAR y se transferirán a PAG en el caso que se ejerza la Opción de Compra establecida en la **CLAUSULA CUARTA**, sin que el TITULAR pueda exigir por ello ningún precio adicional.

Compromiso de Inversión: PAG se compromete a abonar el canon minero y todos los pagos inherentes a las propiedades mineras y de los derechos mineros que de ella resulten y a mantener las PROPIEDADES MINERAS y los derechos mineros que de ellas resulten en buen estado, así como el cumplimiento de la legislación vigente especialmente en lo referido a los temas de desarrollo de los proyectos e inversiones que de su aplicación resulten.

PAG se compromete a realizar una inversión mínima total en LAS PROPIEDADES de U$S 400,000 en 24 meses contando desde la fecha de firma del contrato (en adelante la INVERSION). En el caso que PAG hubiera invertido efectivamente el 70% (setenta por ciento) de dicho monto y se encontrara al día con todas las obligaciones asumidas en el presente contrato, podrá diferir el 30% (treinta por ciento) de la INVERSION hasta los 36 meses contados desde la firma del CONTRATO.

Serán consideradas como INVERSION todos los gastos relacionados directa o indirectamente con LAS PROPIEDADES incluyendo, sin limitaciones, los siguientes ítems: gastos legales, pagos de cánones mineros, gastos de contratación de personal y consultores externos, viajes y alojamiento del personal, gastos de trabajos de exploración en el campo en general, gastos de exploración en oficina de exploración y todo otro gasto que tenga su causa directa o indirecta en LAS PROPIEDADES.

Las erogaciones que PAG efectúe en concepto de Inversión serán informadas anualmente a los TITULARES por notificación fehaciente acompañada de copia de documentación respaldatoria.

CLAUSULA CUARTA. PRECIO: El precio total convenido por todos los derechos que el TITULAR transfiere y compromete a PAG mediante el presente contrato, es de u$s 10.000.000 (Dólares Estadounidenses diez millones), en adelante el "PRECIO" más el pago de un "Net Smelter Return" igual al 1,0 %. El término "Net Smelter Return" o "Retorno Neto de Fundición" o "NSR". La definición de NSR se halla en el Anexo III. El PRECIO será cancelado en seis (6) años a partir de la fecha de firma del presente contrato, abonando en este acto PAG al TITULAR la suma de u$s 150.000 (dólares estadounidenses ciento cincuenta mil). El saldo de u$s 9.850.000 (dólares estadounidenses nueve millones ochocientos cincuenta mil.-) será abonado por PAG conforme al cronograma de pagos estipulado en el Anexo II que pasa a ser parte integrante del presente contrato. Los pagos detallados en el Anexo II sólo serán debidos por PAG si PAG no hubiera rescindido el presente contrato.

Una vez ejercida la opción de compra y pagado el 100% del Precio, PAG adquiere el 100% (ciento por ciento) de la propiedad minera de LAS PROPIEDADES. El recibo por el total implica que el TITULAR no tiene nada más que reclamar en virtud del presente contrato a PAG.

Queda expresamente establecido que PAG podrá acelerar los pagos detallados en el Anexo II y consecuentemente registrar la titularidad de LAS PROPIEDADES objeto del presente contrato en cualquier momento.

EL TITULAR Y PAG concuerdan que entre el Ejercicio de la Opción y el Inicio de la Producción (tiempo sin producción) del eventual deposito descubierto en LAS PROPIEDADES puede pasar un tiempo difícil de precisar por lo cual PAG se compromete a pagar durante el tiempo sin producción u$s 200.000 (dólares estadounidense doscientos mil) anual y a cuenta de futuro NSR, dejando pasar 2 (dos) años de gracia desde el ejercicio de la Opción.

Si los TITULARES decidiesen vender los derechos del royalty (1%), PAG tendrá el derecho de first refusal. Las PARTES convienen en justipreciar el valor del 1% del NSR antes mencionado, en un plazo no mayor a sesenta días a partir de la firma del presente contrato.

CLAUSULA QUINTA. TRANSFERENCIA DE TITULARIDAD: Contra el pago de la totalidad del Precio estipulado en la CLAUSULA CUARTA, el TITULAR otorgará la escritura pública de transferencia de la titularidad de LAS PROPIEDADES.

CLAUSULA SEXTA. INCUMPLIMIENTO: El incumplimiento de las prestaciones establecidas en este contrato por cualquiera de las PARTES será causal de resolución contractual.

A tales efectos deberá previamente notificarse en forma expresa y fehaciente a la parte incumplidora tras lo cual la parte incumplidora dispondrá de un plazo de sesenta (60) días para remediar el incumplimiento. En caso de no resolverse el incumplimiento en dichos plazos, las PARTES podrán someterse a conciliación o bien solicitar la rescisión del presente contrato. En caso de someterse a conciliación, las PARTES designaran un conciliador, que deberá expedirse en el término que reste del plazo de sesenta (60) días otorgado para remediar el incumplimiento. En caso de no resolverse el incumplimiento en dichos plazos, la parte cumplidora podrá solicitar la intervención del tribunal arbitral de acuerdo a lo establecido en la CLAUSULA DECIMO PRIMERA o bien solicitar la rescisión del contrato.

CLAUSULA SEPTIMA. FUERZA MAYOR: Ninguna de las PARTES será considerada incumplidora en la medida que su cumplimiento sea impedido por causa de fuerza mayor o caso fortuito. Se entienden por "fuerza mayor" o "caso fortuito" entre otras y sin que ello implique limitación: incendios, explosiones, terremotos, erupciones volcánicas, tormentas, inundaciones, sequías, condiciones climáticas adversas e inusuales en la región y otros actos de la naturaleza, rebeliones, guerra o situaciones atribuibles a una guerra declarada o no, sedición, rebelión civil, insurrección o rebelión, huelgas o conflictos laborales, así como cualquier otra situación que el Código Civil Argentino considere como caso fortuito o fuerza mayor.

Las PARTES convienen en que sus respectivas obligaciones serán suspendidas en la medida y durante el tiempo en que su cumplimiento sea impedido por cualquier causa que constituya fuerza mayor o caso fortuito. La parte afectada según sea el caso deberá notificar sin demora a la otra parte sobre la suspensión de sus obligaciones estableciendo la naturaleza y causa de tal suspensión así como su duración estimada.

CLAUSULA OCTAVA. RESPONSABILIDAD AMBIENTAL: El TITULAR garantiza que respecto de LAS PROPIEDADES no existen pasivos ambientales a la fecha del presente contrato. El TITULAR se hará cargo de cualquier pasivo ambiental que tenga causa anterior a la toma de posesión por PAG y PAG se hará cargo exclusiva y únicamente de los pasivos ambientales que tengan causa posterior a la toma de posesión por parte de PAG de LAS PROPIEDADES. Asimismo las PARTES acuerdan que será necesaria la autorización de PAG para que el TITULAR pueda ingresar y/o realizar trabajo alguno dentro de LAS PROPIEDADES a partir de la firma del presente contrato.

CLAUSULA NOVENA. CESION: PAG podrá ceder los derechos emergentes de este contrato a cualquier tercero quien sustituirá a PAG en todos los derechos y obligaciones emergentes del presente contrato.

El TITULAR no podrá ceder los derechos y obligaciones emergentes del presente contrato.

CLAUSULA DECIMA. CONFIDENCIALIDAD: Las PARTES acuerdan que toda la información relacionada con ellos o con la operación descubierta en el curso de las operaciones resultantes del presente contrato, serán mantenidas confidencialmente y bajo ninguna circunstancia serán reveladas a una tercera persona, no será considerada violación al deber de confidencialidad la incorporación de un tercero por parte de PAG al proyecto objeto de este contrato.

En caso de rescindirse el presente contrato, deberá PAG entregar al TITULAR todos los datos técnicos fácticos relevados y obtenidos por PAG en virtud de los trabajos que se hubiesen realizado. A estos efectos, queda establecido que PAG tendrá un plazo de 90 (noventa) días a contar desde que se dé por terminado el presente contrato para proveer al TITULAR de los datos técnicos y fácticos anteriormente mencionados.

CLAUSULA DECIMO PRIMERA. LEY APLICABLE. ARBITRAJE: El presente contrato se rige e interpreta por la ley Argentina.

Las PARTES acuerdan someter las divergencias y demandas que pudieran suscitarse con motivo de la interpretación, ejecución o cumplimiento de las obligaciones asumidas en este contrato, al arbitraje obligatorio de la Bolsa de Comercio de la Ciudad de Buenos Aires, cuyas reglas de arbitraje ambas partes manifiestan conocer. El arbitraje se realizará en la Ciudad de Buenos Aires y será conducido por los árbitros designados de acuerdo a las referidas reglas. La ejecución de todo fallo, reconocimiento, estimación de daño o cualquier otra determinación resultante de dicho arbitraje se podrá implementar en cualquier jurisdicción en que tal implementación sea permitida por la ley. Las PARTES acuerdan la jurisdicción de los Tribunales Ordinarios de la Ciudad de Buenos Aires, para encauzar todo requerimiento judicial vinculado con la decisión arbitral.

CLAUSULA DECIMO SEGUNDA. DOMICILIOS Y NOTIFICACIONES: Las PARTES expresamente acuerdan que todas las notificaciones que se realicen entre ello, serán hechas por escrito, mediante notificación fehaciente, a los domicilios establecidos en el encabezamiento de este contrato, modificaciones a los cuales sólo serán válidas luego de notificadas por escrito a la otra parte. Los plazos del presente contrato comenzarán a correr a partir del día siguiente de recibida la notificación, contándose por días corridos.

CLAUSULA DECIMO TERCERA. MODIFICACIONES: No será válida ninguna modificación a este contrato en tanto ella no sea instrumentada por escrito y suscripta por todas las PARTES.
Este contrato obligará y tendrá efecto para el beneficio de las PARTES y sus sucesores.

CLAUSULA DECIMO CUARTA. INFORMACION: Las PARTES acuerdan que anualmente el TITULAR podrá solicitar a PAG un informe sobre los trabajos realizados durante ese período de tiempo en LAS PROPIEDADES.

Para el fiel cumplimiento de todo lo pactado se firman tres ejemplares de un mismo tenor y a un solo efecto en la Ciudad de Buenos Aires a los 22 días del mes de Febrero del año 2011.-





ANEXO II

Cronograma de Pago

año	operación	Fecha	u$s
0	firma acuerdo	22 febrero 2011	150.000
1		22 febrero 2012	200.000
2		22 febrero 2013	500.000
3		22 febrero 2014	750.000
4		22 febrero 2015	1.200.000
5		22 febrero 2016	2.200.000
6	ejercicio opción	22 febrero 2017	5.000.000
	total		10.000.000
pago anual a cuenta de NSR u$s 200.000		Dos años de gracia hasta 22 de febrero 2019	
NSR	1%		

ANEXO I



RETORNO NETO DE FUNDICION (NSR)

1- El NSR (la "Regalía")consistirá en el uno por ciento (1,0%) del producto neto efectivamente pagado a PAG por la venta efectuada a PAG de los minerales minados y extraídos de las PROPIEDADES luego de deducir todos los costos, cargas y gastos razonables de PAG, tantos directos como indirectos incluyendo, sin limitación, los siguientes:

   a. aranceles de fundición, cargos por el tratamiento y penalidades. En el caso de operaciones de lixiviación u otras técnicas de solución minera, donde el metal tratado sea precipitado o de otro modo derivado directamente de tal lixiviación, todo costo de procesamiento y recupero incurrido, más allá del punto en el cual el metal tratado está en solución, será considerado como cargos de procesamiento.

   b. costo de manejo, transporte y seguro de minerales y otros materiales o concentrados de las PROPIEDADES o de un concentrador, tanto situado dentro como fuera de las PROPIEDADES, a una fundición, refinería u otro lugar de tratamiento; e

   c. impuestos, incluyendo los impuestos "ad valorem", impuestos y retenciones a la producción, venta y exportación de los minerales, cánones, impuestos y regalías gubernamentales que graven lo producido bruto de minerales, aranceles aduaneros, comisiones de comercialización, descuentos comerciales y otros costos y gastos de venta relacionados, pero no impuestos a las ganancias.

2- Cuando corresponda, PAG calculará al final de cada trimestre la Regalía.

3- Dentro de los 60 días del final de cada trimestre del ejercicio y cuando haya NSR disponible para su distribución, PAG deberá:

   a- pagar o hacer que se pague al TITULAR el NSR al que tenga derecho de acuerdo a lo aquí establecido, y

   b- entregar al TITULAR una declaración indicando en detalle el cálculo del NSR a pagar por tal trimestre.

4- Ninguna disposición contenida en este Acuerdo se entenderá como otorgamiento de derecho alguno ni interés en la PROPIEDAD, excepto el derecho a recibir el NSR de PAG cuando sea debido.

5- Dentro de los 120 días de la finalización de cada ejercicio para el cual el NSR sea pagadero al TITULAR, los datos relativos al cálculo del NSR de tal año serán auditados por los auditores de PAG y cualquier ajuste resultante en el pago del NSR al TITULAR será realizado una vez completada la auditoría.

6- Todos los pagos NSR al TITULAR serán considerados finales y que satisfacen completamente todas las obligaciones de PAG al respecto si tales pagos o el cálculo a tal efecto no es disputado por el TITULAR dentro de los 120 días contados desde la recepción de la declaración auditada.

7- PAG tendrá derecho a remover cantidades razonables de mineral y roca de la PROPIEDAD hasta un máximo de 10.000 toneladas con el objeto de utilizarlo para muestras y evaluación, y no habrá NSR pagadero al TITULAR al respecto, al menos que se obtengan ingresos por ello.

